

Mail Stop 3561

May 23, 2017

Sean Finn
Executive Vice-President Corporate Services and Chief Legal Officer
Canadian National Railway Company
935 de la Gauchetiere Street West
Montreal, Quebec, Canada H3B 2M9

     Re: Canadian National Railway Company
               Form 40-F for Fiscal Year Ended December 31, 2016
               Filed February 1, 2017
               File No. 001-02413

Dear Mr. Finn:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Lyn Shenk

                       Lyn Shenk
                       Branch Chief
                       Office of Transportation and Leisure